Mail Stop 3010

June 18, 2009

Mr. Eldon D. Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
P.O. Box 707
Blakeslee, PA 18610-0707

> **Re:** **Blue Ridge Real Estate Company**
> **Item 4.01 Form 8-K**
> **Filed May 28, 2009, Amended June 18, 2009**
> **File No. 000-02844**

Dear Mr. Dietterick:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jonathan Wiggins
Staff Accountant